Mail Stop 6010

      January 27, 2006

Mr. Marijn E. Dekkers
President and Chief Executive Officer
Thermo Electron Corporation
81 Wyman Street
P.O. Box 9046
Waltham, MA 02454-9046

      Re: Thermo Electron Corporation
Form 10-K for the Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended April 2, 2005, July 2, 2005 and
October 1, 2005
Form 10-Q/A for the Quarter Ended July 2, 2005
  File No. 001-08002

Dear Mr. Dekkers:

      We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

      Sincerely,

      Martin F. James
      Senior Assistant Chief
Accountant
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